

November 16, 2012

Via E-mail
Mr. Brian K. Ferraioli
Executive Vice President & Chief Financial Officer
The Shaw Group Inc.
4171 Essen Lane
Baton Rouge, LA 70809

      Re: **The Shaw Group Inc.**
             Form 10-K
             Filed October 19, 2012
             File No. 1-12227

Dear Mr. Ferraioli:

We have reviewed your response dated November 13, 2012, and have the following comment. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

The Shaw Group Inc. Form 10-K for the year ended August 31, 2012

1. We have read your response to comment 7 from our letter dated November 8, 2012. Please tell us whether you believe the exercise of the put options and the sale of the investment in Westinghouse Group represents the disposition of a significant amount of assets as defined in Item 2.01 of Form 8-K and whether the Form 8-K filed on October 9, 2012, requires the disclosures required by that item, including pro forma financial information required in Item 9.01. Explain your conclusion.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding the comment and related matters. Please contact Erin Jaskot at (202) 551-3442 or, in her absence, Jay Ingram, Branch Chief, at (202) 551-3397, with any other questions.

                Sincerely,

                /s/ Terence O'Brien

                Terence O'Brien
                Branch Chief